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                            January 6, 2022

       Neal Menashe
       Chief Executive Officer
       Super Group (SGHC) Ltd
       Bordeaux Court, Les Echelons
       St. Peter Port, Guernsey, GY1 1AR

                                                        Re: Super Group (SGHC)
Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-4
                                                            Filed December 22,
2021
                                                            File No. 333-259395

       Dear Mr. Menashe:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-4

       General

   1.                                                   We note your response
to comment 2 and your revised disclosure that no    covered
                                                        person    within the
meaning of Rule 14e-5(c)(3)(iv) will engage in any unlawful activity as defined in Rule
14e-5(a) and that any repurchases to be made by or on behalf of SEAC or its affiliates would
only be made in compliance with Rule 14e-5. Please provide your analysis as to how
repurchases made by or on behalf of SEAC or its affiliates would comply with Rule 14e-5,
given the definition of "covered person" provided in Rule 14e-
                                                        5(c)(3)(i).
Alternatively, please revise your disclosure to clarify that there will be no repurchases made by or
on behalf of SEAC or its affiliates.
 Neal Menashe
FirstName  LastNameNeal
Super Group  (SGHC) Ltd Menashe
Comapany
January    NameSuper Group (SGHC) Ltd
        6, 2022
January
Page 2 6, 2022 Page 2
FirstName LastName
       Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Rachel D. Phillips, Esq.